Exhibit (a)(5)(O)

Valvoline Inc. Announces Final Results of Its Tender Offer

LEXINGTON, Ky., June 13, 2023 — Valvoline Inc. (NYSE: VVV) (the “Company”), a trusted leader in preventive automotive maintenance delivering quick and convenient service, today announced the final results of its modified “Dutch auction” tender offer to repurchase up to $1.0 billion in value of shares of its common stock, which expired at 12:00 midnight, at the end of the day, New York City time, on Thursday, June 8, 2023. Based on the final count by Equiniti Trust Company (“Equiniti”), the depositary for the tender offer, approximately 26,953,603 shares were properly tendered and not properly withdrawn at or below the final purchase price of $38.00 per share.

In accordance with the terms and conditions of the tender offer, the Company has accepted for payment 26,953,603 shares at the final purchase price of $38.00 per share, for an aggregate purchase price of approximately $1.024 billion (excluding fees and expenses relating to the tender offer). Included in the 26,953,603 shares that the Company accepted for purchase are 637,814 shares that the Company elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of common stock. As the Company accepted for purchase all of the shares which were properly tendered and not properly withdrawn at a price at or below $38.00, there is no proration factor. These shares represent approximately 16.3% of the Company’s issued and outstanding shares as of June 7, 2023.

Equiniti will promptly pay for the shares accepted for purchase and will promptly return any other shares tendered and not purchased.

The Dealer Managers for the Offer were BofA Securities, Inc., Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC. The Information Agent for the Offer was Georgeson LLC.

About Valvoline Inc.

The Quick, Easy, Trusted name in preventive vehicle maintenance, Valvoline Inc. (NYSE: VVV) leads the industry with automotive service innovations that simplify consumers’ lives. With an average consumer rating of 4.6 out of 5 stars*, Valvoline Inc. has built the model for transparency and convenience to take the worry out of vehicle care. From its 15-minute, stay-in-your-car oil changes to battery replacements and tire rotations, the Company’s model offers maintenance solutions for all types of vehicles. The Company operates and franchises nearly 1,800 service center locations through its Valvoline Instant Oil ChangeSM and Valvoline Great Canadian Oil Change retail brands, and helps independent operators grow their businesses through its nearly 300 Valvoline Express Care locations in North America. To learn more, or to find a Valvoline Inc. service center near you, visit vioc.com.

TM	Trademark, Valvoline Inc. or its subsidiaries, registered in various countries

SM	Service mark, Valvoline Inc. or its subsidiaries, registered in various countries

*	Based on a survey of more than 600,000 Valvoline Instant Oil Change customers annually

For Further Information

Investor Relations

Elizabeth B. Russell

+1 (859) 357-3155

ebrussell@valvoline.com

Media Relations

Michele Gaither Sparks

+1 (859) 230-8097

michele.sparks@valvoline.com